UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11152

InterDigital Communications Corporation

(Exact name of registrant as specified in its charter)

781 Third Avenue

King of Prussia, Pennsylvania 19406-1409

(610) 878-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$2.50 Cumulative Convertible Preferred Stock

(Titles of each class of securities covered by this Form)

Common Stock (Par Value $0.01 Per Share)

Series B Junior Participating Preferred Stock Rights

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, InterDigital Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

InterDigital Communications Corporation

Dated:	April 18, 2005	By:	/s/ Lawrence F. Shay

Lawrence F. Shay General Counsel